FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  November 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA STRATEGY ON TRACK TO DELIVER SUSTAINABLE GROWTH AND VALUE THROUGH INNOVATION

• Late-stage pipeline transformed well ahead of plan through increased R&D productivity, accelerated programmes and targeted business development; 14 potential new medicines in Phase III or registration; potential for 14-16 submissions and 8-10 approvals in 2015-2016.

• Industry-leading immuno-oncology portfolio with 13 combination trials underway and 16 planned; acquisition of Definiens will help to accelerate further clinical programmes through precise predictive and prognostic biomarker testing.

• AZD9291 US submission expected in second quarter of 2015 as second line treatment for patients with certain forms of non-small cell lung cancer.

• The five current growth platforms - Brilinta, diabetes, respiratory, Emerging Markets and Japan - now account for more than half of global revenues.

• Oncology will become the sixth growth platform; several potential submissions in 2015-2016; expected to contribute largest proportion of pipeline-driven revenue growth and potential to grow to quarter of sales by 2023.

• Business shape is evolving to become more sustainable and profitable; biologics account for nearly 50 percent of pipeline, increasing probability of success and enhancing durability along with growing focus on devices; portfolio balance of primary and specialty care will boost profitability.

• Disciplined capital allocation framework balances R&D investment with a progressive dividend policy, value enhancing business development and an efficient capital structure. Business model includes value creation through partnerships and licensing in neuroscience and infection.

• Our exciting pipeline is expected to drive strong and consistent revenue growth, delivering annual revenues in excess of $45 billion by 2023.

AstraZeneca will today provide an update for institutional investors and financial analysts on the progress against the company's strategic priorities of achieving scientific leadership and returning to growth. The presentation in London will demonstrate AstraZeneca's growth prospects, rapidly progressing pipeline and the company's vision for delivering long-term, sustainable value for shareholders and patients.

Pascal Soriot, Chief Executive Officer, AstraZeneca, said: "I am delighted with the progress we are making on our strategy. We have rapidly strengthened and accelerated our pipeline, established strong momentum behind our growth platforms and are creating significant value for patients and shareholders.

"We have more than doubled the number of potential medicines in our late-stage pipeline since 2012 and we are on track to return to growth by 2017. Fuelled by a very exciting portfolio of new products, oncology is set to become AstraZeneca's sixth growth platform and play a large part in supporting our efforts to bring life-changing medicines to patients as well as delivering long-term growth.
"We are building a sustainable, more durable and profitable company. The tangible results being delivered reinforce our confidence that we will achieve our target of delivering revenues of over $45 billion by 2023."

Achieving scientific leadership
The progressive changes AstraZeneca has introduced since 2013 continue to fuel the transformation of its pipeline through scientific discoveries and accelerated clinical programmes. The investor presentation will highlight the strong progress towards achieving scientific leadership in the three core therapeutic areas - respiratory, inflammation and autoimmunity; cardiovascular and metabolic disease; and oncology.

AstraZeneca's late-stage pipeline has transformed faster than anticipated, with 14 new molecular entities (NMEs) in Phase III or registration as compared to the original target of eight. Alongside this late-stage acceleration, the early-stage pipeline has also grown rapidly through a sharp focus on novel biology and technologies, providing a sustainable discovery engine behind all core therapeutic areas.

In 2015-2016, AstraZeneca is anticipating 12-16 Phase II starts, 14-16 NME and major line extension regulatory submissions and 8-10 NME and major line extension approvals. Near term delivery and longer term sustainability of the pipeline will be reinforced by shifting the focus from rebuilding the late-stage pipeline to supporting regulatory submissions and approvals, while continuing to transition high quality programmes to late-stage as rapidly as possible.

Respiratory, Inflammation and Automimmunity (RIA)
Significant progress is being made across the RIA pipeline, which includes six programmes in Phase III or registration. In particular, we are leveraging biologics in severe asthma and COPD and developing several promising assets in inflammatory and autoimmune disease areas such as dermatology, gout, systemic lupus and rheumatoid arthritis.

• AMAGINE-3 Phase III trial investigating brodalumab in patients with moderate-to-severe plaque psoriasis has met all primary and key secondary endpoints. Brodalumab, being developed in partnership with Amgen, showed    superiority to Stelara (ustekinumab) in achieving total skin clearance (PASI 100) and met co-primary end-points against placebo.

• More than 15 abstracts were accepted at this week's American College of Rheumatology annual meeting, demonstrating the continued progress in this area. Positive data presented across a range of investigational therapies    include top-line results from CLEAR1 and CLEAR2, the pivotal Phase III clinical trials investigating the potential of lesinurad for the treatment of gout. EU and US submission is planned by the end of this year for use as   combination therapy with the xanthine oxidase (XO) inhibitor, allopurinol. Late-breaking Phase IIb data on sifalimumab is also being presented, the first Phase II study to demonstrate efficacy in moderate to severe systemic   lupus patients across multiple endpoints with an anti-interferon molecule, as well as data from a Phase IIb study for mavrilimumab as a first-in-class anti-GMCSFR antibody for the treatment of rheumatoid arthritis.

Cardiovascular and Metabolic Disease
AstraZeneca's strategy in cardiovascular and metabolic disease focuses on ways to reduce morbidity, mortality and organ damage by addressing multiple risk factors across cardiovascular disease, diabetes and chronic kidney disease indications. This patient-centric approach is reinforced by science-led life cycle management programmes and technologies, including early research into regenerative methods.

• The diabetes strategy focuses on shifting the treatment paradigm towards early use of combination therapies, to help accelerate the achievement of goals for patients and potentially delay the progression of their disease.

• Forxiga (dapagliflozin) is in Phase III development in type 1 diabetes.
• Regulatory submissions for saxagliptin and dapagliflozin fixed-dose combination are anticipated in the US and EU in early 2015.

• Roxadustat is currently in Phase III development and has the potential to become the first oral treatment for anaemia in patients with chronic kidney disease. First filing is expected in 2016 (China).

• The PARTHENON clinical development programme is assessing Brilinta's (ticagrelor's) potential for the long term treatment of patients with a prior myocardial infarction, for the treatment of patients with peripheral arterial    disease, ischaemic stroke and transient ischaemic attack, and for the prevention of cardiovascular events in patients with diabetes and coronary atherosclerosis.

• Top line results for the PEGASUS-TIMI 54 study, investigating ticagrelor for the long-term prevention of atherothrombotic events in patients who suffered a heart attack one to three years prior to study enrolment, are expected    in the first quarter of 2015.

• Investigational antibody MEDI2452 is in pre-clinical development as a potential reversal agent for ticagrelor for use in rare emergency situations such as urgent surgery, or in the event of major bleeding, where doctors need the    option to swiftly reverse the effects of oral antiplatelet agents.

• The European label for ticagrelor has been updated to highlight that its mechanism of action is different from the thienopyridine class of oral antiplatelets.

• The recently updated American Heart Association and American College of Cardiology guidelines for the management of non-ST-elevation acute coronary syndrome (NSTE-ACS) patients now recommend ticagrelor as the    preferred P2Y12 inhibitor for the management of NSTE-ACS patients who undergo an early invasive or ischaemia-guided strategy, or those who receive a coronary stent. This is the first time the guidelines have recommended    one oral antiplatelet over another.

Oncology
Oncology is a therapeutic area in which AstraZeneca has deep-rooted heritage. It will be potentially transformational for the company's future, becoming the sixth growth platform. Our vision is to help patients by redefining the cancer treatment paradigm. By 2020, we are aiming to bring six new cancer medicines to patients.

Our broad pipeline of next-generation medicines is focused on four main disease areas - breast, ovarian, lung and haematological cancers. These are being targeted through four key platforms - immunotherapy, the genetic drivers of cancer and resistance, DNA damage repair and antibody drug conjugates (ADCs).

AstraZeneca has one of the most exciting and comprehensive immuno-oncology portfolios in the industry, with the potential to transform the way cancer patients are treated. In particular, the company is uniquely positioned to explore synergistic combinations of immunotherapies, both with each other and with our own highly targeted small molecules, supported by external collaborations.
Our firm commitment is to give patients the best chance of receiving the medicines suited for their particular needs and we have reinforced our personalised healthcare approach through recent partnerships with Illumina, Qiagen and Roche. The recent acquisition of Definiens will also help to accelerate further clinical programmes through precise predictive and prognostic biomarker testing.

• Positive CHMP opinion received for Lynparza (olaparib) in the EU and we anticipate US and EU approvals in the first quarter of 2015 (US PDUFA goal date is 3 January 2015), with further studies ongoing in breast, gastric    and pancreatic cancers, and promising early-stage activity in prostate cancer.

• US submission for AZD9291 as second line therapy for non-small cell lung cancer (NSCLC) is expected in the second quarter of 2015, just over two years since first patient dosing. AstraZeneca also plans to start a Phase III    clinical trial for AZD9291 in the first line setting for NSCLC in the fourth quarter of 2014. AZD9291 has been granted Breakthrough Therapy designation, Orphan Drug and Fast Track status by the US FDA.

• Iressa (gefitinib) received a label update in the EU allowing the use of circulating tumour DNA obtained from a blood sample for the assessment of EGFR mutation status where a suitable tumour sample is not available - the    first in its class to achieve this. The technology will also be used for AZD9291.

• Rapid progress with anti-PD-L1, anti-CTLA-4 and novel approaches such as the OX40 biologics, combined with each other and small molecule assets, are opening up new opportunities to target multiple immune pathways    'hijacked' by tumour cells.

• 29 immuno-oncology combination trials are currently underway or planned. Of these, MEDI4736 is being studied in 12 combination trials, including ongoing Phase I development for a 'triplet' combination alongside BRAF and    MEK inhibitors in melanoma, with results expected in the first half of 2015. Combination studies of MEDI4736 with small molecule immuno-oncology assets (STAT3 and CXCR2) are expected to start in early 2015. Early stage    studies are also planned for MEDI4736 in combination with ibrutinib, an oral Bruton's tyrosine kinase inhibitor, for patients with haematological cancers.

• MEDI4736 is currently being investigated in Phase II as a monotherapy in head and neck cancer, and in Phase III as a monotherapy in NSCLC, including in adjuvant setting for NSCLC through a global study launched last    week by the NCIC Clinical Trials Group. Phase III trials of MEDI4736 in combination with tremelimumab in both of these cancer types are scheduled to start in early 2015.

• The fast developing mid-stage small molecule oncology pipeline has a strong focus on tumour drivers and resistance, as well as DNA damage response.

Return to growth
As we set out in March 2013, AstraZeneca's strategy of returning to growth focuses on building key growth platforms, accelerating growth through business development and transforming the business shape through specialty care and biologics. Since then, we have made strong progress against these priorities by maximising the potential of the assets in our hands today, leveraging our global scale, and investing in core therapeutic growth areas as well as key geographies.
Our current business is focused in the three core therapeutic areas where we have our development and commercial expertise. Our marketed brands in respiratory, inflammation and autoimmunity; cardiovascular and metabolic disease; and oncology are collectively delivering 69 percent of total revenues. These are maximised through AstraZeneca's global scale, including a strong presence in the Emerging Markets.

The five current growth platforms - Brilinta, diabetes, respiratory, Emerging Markets and Japan - are sustaining near-term growth as we progress towards the long-term revenue targets we previously set out. As highlighted in our third quarter and nine months financial results presentation on 6 November 2014, these platforms now account for more than half of AstraZeneca's global revenues, helping to navigate a period during which some of our established products are scheduled to lose exclusivity. We anticipate that oncology will become the sixth growth platform in the mid-term.

AstraZeneca is making use of targeted business development to reinforce our therapeutic areas while supporting our long-term pipeline aspirations. In the past two years, there has been a more intense focus on early stage academic and biotech alliances by our small molecule and biologics biotech units. In addition, we continued to strengthen the pipeline, focusing predominately on the three core therapy areas, while we will seek partnerships and bolt-on acquisitions to support the late-stage and on-market portfolio to accelerate revenues.
Strategic transactions including the acquisition of Bristol-Myers Squibb's share of the diabetes alliance and the rights to Almirall's respiratory portfolio are helping to reinforce our core therapeutic areas.
Our business model includes value creation through partnerships and licensing from the strong science in our neuroscience and infection pipeline. This is exemplified by the alliance with Eli Lilly to co-develop and commercialise our BACE inhibitor, AZD3293, in Alzheimer's disease, and the funding support for breakthrough infection medicine MEDI4893 from the European Commission's Innovative Medicines Initiative. The recently announced divestment of Myalept to Aegerion is another example of additional value creation through partnerships, licensing or divestments.
In parallel with the pipeline transformation, and the company's global scale and commercial excellence, AstraZeneca's business shape is changing to become more sustainable, durable and profitable. Biologics now account for nearly 50 percent of our pipeline, increasing the probability of success and enhancing the longevity of our assets. A greater focus on innovative delivery devices offers choice to patients while ensuring durability of our products. Overall, the growing proportion of specialty care products in our portfolio will boost profitability.

Making AstraZeneca a great place to work
AstraZeneca continues to drive its cultural transformation and operational simplification to support our strategic goals of achieving scientific leadership and returning to growth. Our efforts to nurture a strong culture of innovation and enterprise are having a positive impact across the organisation. Results from a recent employee survey reflect the progress we have made in engaging our employees and gaining support for our science-led strategy. The simplification of management structure has helped ensure a sharper focus, removed unnecessary barriers and further accelerated decision making, increasing our productivity.

The changes we have made to our research and development footprint around three strategic centres have increased our proximity to bioscience clusters in the US and Europe. These enhancements are making it easier for our researchers to collaborate with external partners and with each other to leverage our small and large molecule capabilities, contributing to the pace of pipeline development and targeted collaborations.

Robust financials and disciplined capital allocation are delivering shareholder value
AstraZeneca recently reported a third consecutive quarter of revenue growth and increased revenue and Core EPS guidance for full year 2014.

The company has continued to invest in research and development, maximising the impact of new product launches and undertaking strategic business development. As previously stated, we expect 2017 revenues to be broadly in line with those of 2013 (at constant exchange rates) as our key growth platforms continue to deliver and the late-stage NMEs move to approval and launch.

Looking beyond 2017, our disciplined value creating framework, alongside one of the most exciting pipelines in the industry, is expected to drive strong and consistent revenue growth, leading to annual revenues in excess of $45 billion by 2023. Furthermore, operating leverage is expected to result in core earnings growth in excess of revenue growth during this period.

As a result of this growth, AstraZeneca is poised to generate significant operating cash flow over the coming decade and the company is committed to allocating capital in a balanced way through its disciplined framework. We will continue to invest in R&D, focused on three core therapeutic areas, in order to realise the full potential of our attractive pipeline. In line with our business model, we will create value from the assets in our pipeline through partnerships and licensing, in particular in neuroscience and infection.

AstraZeneca's renewed R&D productivity and development of the late-stage pipeline has already generated significant value for our shareholders. We anticipate that the pace of value creation will increase as the pipeline continues to evolve, while our exciting early stage research provides a sustainable discovery engine. The company will retain the flexibility to invest selectively in value-enhancing and strategic business development as opportunities arise.

AstraZeneca remains committed to its progressive dividend policy, returning $3.5 billion to shareholders in 2013. We anticipate this dividend policy, alongside our commitment to an efficient capital structure, will underpin an attractive total shareholder return proposition as the Company returns to growth.

Attention is drawn to the notice set out under the heading Forward Looking Statements below.

AstraZeneca Investor Day
AstraZeneca's Investor Day briefing for institutional investors and financial analysts will take place from 12:30 GMT / 07:30 EST to 18:30 GMT / 13:30 EST. Details of the webcast and how to access the presentations are available on www.astrazeneca.com/Investors and info.astrazenecaevents.com.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                         +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                      +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                       +44 20 7604 8034 (UK/Global)
Jacob Lund                                +46 8 553 260 20 (Sweden)
Michele Meixell                        +1 302 885 6351 (US)

Investor Enquiries
Thomas Kudsk Larsen           +44 20 7604 8199                 mob: +44 7818 524185
Karl Hård                                  +44 20 7604 8123              mob: +44 7789 654364
Anthony Brown                      +44 20 7604 8067                 mob: +44 7585 404943
Eugenia Litz                             +44 20 7604 8233                 mob: +44 7884 735627
Christer Gruvris                       +44 20 7604 8126                 mob: +44 7827 836825

Forward-looking statements
In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: This press release contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this press release and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks, or the risk of failure to obtain patent protection; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances and acquisitions will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; the risk of product counterfeiting; the risk of failure to successfully implement planned cost reduction measures through productivity initiatives and restructuring programmes; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; and the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation. Nothing in this press release should be construed as a profit forecast.
18 November 2014
-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 18 November 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary